FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors' Presentation filed with the Israeli Securities Authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 12, 2015

This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers.
Elron may make improvements and/or changes in the features or content presented herein at any time.
Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law,
5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.
2

2015. SNAPSHOT

CHANGING THE FACE OF

$25m
invested (Elron)
$81m
invested (total)
$42m
invested (Elron)
$82m
invested (total)
$8.5m
invested (Elron)
$37m
invested (total)
$6.3m
invested (Elron)
$16m
invested (total)
$11.4m
invested (Elron)
$18.2m
invested (total)

▪ Operational holding company
▪ A portfolio of companies with
 significant exit potential
▪ Continuing to examine new
 investments in cutting-edge
 med-tech technologies
▪ Financial results 2014:
 ▪ $85.5m: profit
 ▪ $287.2m: exit proceeds
 ▪ $110m: dividend distributed
 ▪ $15.9m: investments
 ▪ $159.9m: cash balance
STROKE CARE
BRAINSGATE
30%
MICROBIOLOGY
POCARED
53%
AMD
NOTAL VISION
21%
ORTHOPEDICS
CARTIHEAL
33%
HEART FAILURE
KYMA
53%
Amounts invested by Elron - directly or through RDC.

ELRON. RESULTS

INVESTMENTS AND EXIT PROCEEDS

$34m
$69m
$37m
$114m
$36m
$20m
$18m
$59m
$13m
$4m
$16m
$269m
2009
2010
2011
2012
2013
2014
Investments
Exit Proceeds

▪ Aggregate value of exits: ~$1.4b
▪ Elron’s and RDC’s total exit
 proceeds (after tax): ~$573m
▪ ~$200m invested in med-tech
 companies in recent years

ELRON. RESULTS

PROFIT DEVELOPMENT

$66.3m
$(8.4)m
$4.4m
$17.9m
$85.5m
2010
2011
2012
2013
2014

▪ 4 out of the last 5 years were
 profitable

ELRON. RESULTS

NET CASH BALANCE DEVELOPMENT

$40.7m
$31.0m
$21.1m
$15.7m
$93.4m
31.12.10
31.12.11
31.12.12
31.12.13
31.12.14

▪ 2014: positive cash flow of
 ~$184m
▪ $110m dividend distributed in
 2014
▪ $15m dividend distributed in
 2012
▪ No debt

THE CASE OF RDC: PARTNERSHIP WITH RAFAEL
▪ Exclusive rights to
 commercialize Rafael’s military
 technologies in civilian markets
▪ The Rafael-Elron agreement is
 exclusive and indefinite
▪ The agreement is in effect as
 long as Elron maintains a
 holding in RDC
+ jointly held by Elron (50.1%) and Rafael (49.9%)
+ Rafael: Israeli provider of defense systems with $2b in annual sales
15
companies established by RDC to
date
12%
$235m
avg. annual return to shareholders
since inception in 1993
exit proceeds since 2009

ELRON. INNOVATION

BRAINSGATE

ELECTRICAL STIMULATION BASED TREATMENT FOR ISCHEMIC STROKE

Treatment of ischemic stroke in a 24 hour window post
symptom onset
Current treatment (tPA protein) is approved for use during a
3-4.5 hour window only
BrainsGate’s treatment is based on electrical stimulation of the SPG (a nerve center behind the nasal cavity) using a
miniature electrode
The electrode is implanted in a simple procedure under
local anesthesia
The electrode’s activation induces dilation of cerebral blood vessels, and augments cerebral blood flow

Elron’s holding: 30%
Founded: 2000
First investment: 2005
Total investment: $81m ($25m
by Elron)
Main partners: Johnson &
Johnson, Boston Scientific, a
leading global healthcare
company, Pitango, Cipio Partners

ELRON. INNOVATION

BRAINSGATE
STATUS

CATALYST. 2015

In 2010 BrainsGate completed a clinical trial on 300 patients with results that strengthened the assessment that the
treatment is effective and safe
BrainsGate is currently conducting another clinical trial that is expected to support its planned PMA submission to the FDA
The trial is being conducted at medical centers in the U.S.,
Europe and Asia, and is expected to include 800-1000 patients
To date, BrainsGate has enrolled ~530 patients
$95b is the estimated cost of
stroke in the U.S. projected for
2015
15m people suffer a stroke
worldwide each year
5% of stroke victims receive
treatment due to the limited
treatment window
15-30% of stroke survivors are
left permanently disabled
Sources: World Health Organization website: http://www.who.int/cardiovascular_diseases/en/cvd_atlas_15_burden_stroke.pdf.
American Heart Association: Heart Disease and Stroke Statistics report - 2010, 2014.

BrainsGate estimates that enrollment of 600 patients
for an interim analysis of the FDA trial’s results will be
completed during 2015

ELRON. INNOVATION

WHY
24 HOURS?

BRAINSGATE

tPA (current treatment): dissolve clot

SPG stimulation: augment cerebral blood flow

Restores blood flow to the
blocked blood vessel
Due to the temporary
interruption in blood flow,
the blood vessel becomes
brittle
In addition, the treatment
compromises coagulation
The risk of hemorrhage just
3 hrs after stroke onset
increases 10X
Electrical stimulation induces
dilation of cerebral blood
vessels, and thus augments
blood flow
The stimulation avoids
manipulating the blood clot,
and treats only surrounding
tissue
The risk of hemorrhage is not
induced
Treatment may be
administered during a broad
window of up to 24 hrs

ELRON. INNOVATION

POCARED

RAPID & AUTOMATED MICROBIOLOGY LABORATORY SYSTEM

Real-time and automated system for infectious disease
diagnosis, based on optical technology
Designed for use by major microbiological laboratories
and hospitals
Meant to replace bacteria culturing (the current diagnosis
method) which is expensive, labor-intensive, & time-
consuming
The system’s first application: diagnosis of urinary tract
infection (UTI)
Other potential applications include swabs (throat, nasal
and others), blood, sputum, and cerebrospinal fluid
Elron’s holding: 53%
Founded: 2004
First investment: 2007
Total investment: $82m ($42m
by Elron)
Main partner: SCP Vitalife

The system is CE certified since December 2011
Pocared is currently conducting a trial to test the efficacy of the system's 1st application, UTI diagnosis
The trial is expected to support Pocared’s planned FDA
submission
The trial is being conducted at 4 of the world's leading medical centers, and is expected to collect 19,500 samples
To date, Pocared has collected ~7,400 samples
125m urine cultures are
performed each year in the U.S.
70% of urine cultures return
negative, after antibiotics have
been unnecessarily administered
Pocared estimates that the FDA trial will be
completed by the end of April 2015
Sources: Interviews conducted by Pocared with leading microbiology laboratories managers.

ELRON. INNOVATION

FROM 48 HRS TO 48 MIN

POCARED

urine sample cartridge

a complete cartridge carousel

transfer carousel to optical analyzer module

results...

ELRON. INNOVATION

NOTAL VISION

REMOTE MONITORING OF PATIENTS WITH AGE-RELATED MACULAR DEGENERATION

Elron’s holding: 21%
Founded: 2000
First investment: 2003
Total investment: $37m ($8.5m
by Elron)
Main partners: Evergreen,
Ganot, Berman & Co

Remote monitoring of patients at risk of vision loss from
AMD
AMD destroys sharp, central vision, necessary for common
tasks such as facial recognition, driving, reading, &
watching television
There are 2 types of AMD, dry (non-neovascular) and wet
(neovascular); about 90% of blindness due to AMD is
associated with the wet stage
Notal Vision’s ForeseeHome enables early detection of
conversion to wet AMD, early treatment, & prevention of
vision loss
The ForeseeHome is the first device of its type

ELRON. INNOVATION

NOTAL VISION

STATUS

-
-
-
-
- At the same time, Notal Vision is in discussions with the CMS to receive overall coverage throughout the U.S.

CATALYST. 2015

Notal Vision began marketing the ForeseeHome in the U.S.
The American Academy of Ophthalmology (AAO) adopted a
recommendation in its clinical guidelines for early detection of wet AMD using Notal Vision’s technology
The ForeseeHome was granted 2 CPT codes
Notal Vision is in negotiations with several regional Medicare carriers regarding coverage and payment
A coverage decision from the regional Medicare
carriers is expected during 2015

AMD is the leading cause of
severe vision loss and blindness in
adults over age 50 in the western
world
~9.1m individuals with dry AMD
in the U.S. are at risk of
conversion to wet AMD
Sources: Brown DM, et al (2006). New England Journal of Medicine 355, 1432-44; Slakter JS & Stur M (2005). Survey of
Ophthalmology 50, 263-73; Gehrs KM, et al (2006). Annals of Medicine 38, 450-71; Wittenborn JS & Rein DB. “The Future of Vision:
Forecasting the Prevalence and Cost of Vision Problems.” NORC at the University of Chicago. Prepared for Prevent Blindness,
June 11, 2014.

ELRON. INNOVATION

THANKS TO A 3 MIN TEST…

NOTAL VISION

Wave
Center Dot
1. A series of targets flash on-screen and disappear. Each target appears as a dotted line.
2. Using a computer mouse, the patient clicks where he/she saw a distortion (such as a bump, hump, or wave) on the dotted line.
3. When the test is complete, the patient's results are automatically transmitted to the ForeseeHome Data Monitoring Center.

You prescribe ForeseeHome to your patients with dry AMD.
Patients perform a simple 3-minute test per eye at home. Daily testing is recommended.
We monitor your patients for changes in their visual field between office visits.
The ForeseeHome Data Monitoring Center provides you with timely alerts to vision changes so a follow-up appointment can be scheduled.

Notal Vision website: http://www.notalvision.com/
The device detects even
small changes in vision
The Data Monitoring Center
alerts patient & doctor

ELRON. INNOVATION

CARTIHEAL

IMPLANT FOR CARTILAGE & BONE REGENERATION IN THE KNEE

-
-
-
-
-

Implant for repairing cartilage and osteochondral defects
in loadbearing joints, such as the knee
The implant has a unique structure, comprising of marine
aragonite with biological modifications
The implant biodegrades in the implantation site, and
promotes the regeneration of native (hyaline) cartilage
and subchondral bone in its place
No current treatment has succeeded in regenerating native
cartilage and bone
Existing treatments have succeeded in regenerating
“hyaline-like” cartilage only, which has limited loadbearing capabilities
Elron’s holding: 33%
Founded: 2009
First investment: 2012
Total investment: $16m ($6.3m
by Elron)
Main partners: Accelmed, Access
Medical

ELRON. INNOVATION

CARTIHEAL
STATUS

CATALYST. 2015

The implant is CE certified since April 2011
Preclinical studies demonstrated cartilage & bone regeneration at the implantation site
A series of clinical trials are underway at well-known medical centers in Europe to test the implant’s safety and efficacy
Preliminary results have demonstrated a reduction in pain, and cartilage & bone regeneration at the implantation site
To date ~100 patients have been implanted
Between 2004 and 2011 ~2m
people in the U.S. have
undergone a surgical procedure
to repair cartilage in the knee
Cartiheal is examining expanding the use of the
implant for knee osteoarthritis
McCormick et al (2014). Trends in the surgical treatment of articular cartilage lesions in the United States: An analysis of a large private-payer database over a period of 8 years. Arthroscopy, 30(2).

ELRON. INNOVATION

TRUE CARTILAGE & BONE REGENERATED

CARTIHEAL

1 day post-op:
6 months post-op:

▪ Book value of associates &
 consolidated companies:
 generally represents the
 amount invested in the
 companies less our share in
 their losses, which mainly
 include R&D costs
Holdings in companies 1	Book value at Dec. 31, 2014 ($m)	Amount invested ($m)
Associates and consolidated companies:
Pocared 2	6.1	41.8
BrainsGate 2	2.3	24.5
Others 2	6.5	20.0
Companies presented at fair value:
Notal Vision	13.8	8.5
Jordan Valley	9.0	8.1
Others	4.6	18.6
Total Holdings	42.3	121.5
Debt (as of Mar. 10, 2015)	-	-
Cash (as of Mar. 10, 2015) 3	114.2	114.2
TOTAL 4	156.5	235.7
Price per share on TASE (in $) (as of Mar. 10, 2015)		4.48
Elron’s market value (as of Mar. 10, 2015)		133.4
1 Includes Elron’s direct holdings and its effective indirect holdings through RDC and RDSeed.
2 Includes investments made after Dec. 31, 2014.
3 Includes Elron’s cash balance and 50.1% of RDC’s cash balance.
4 The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.

Proven expertise in identifying opportunities, building
technology leaders, and exiting holdings
Operational holding company with the ability to provide its
group companies long-term commitment
Strategic partnership with Rafael - access to state-of-the-art military technologies, and exclusive rights to commercialize them in civilian markets
Proven strategy of hands-on involvement in day-to-day
operations of group companies
Mature and diverse portfolio of companies with significant
exit potential
Focus on a growing field with a clear M&A bent - medical
devices

Looking ahead, Elron should always understand that the ever
evolving changes in the high tech industry will be
exponential, and therefore, success will depend on choosing
the right niches in the world market in which it can maintain and improve its relative advantage.
Mr. Uzia Galil, Elron’s founder
“